

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 30, 2009

VIA U.S. MAIL AND FAX (203) 854-1308

Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Ave.
Norwalk, Connecticut 06854

> **Re:** **mPhase Technologies, Inc.**
> **Form 10-K for the year ended June 30, 2009**
> **Filed October 7, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **File No. 000-30202**

Dear Mr. Smiley:

We have reviewed your letter dated December 16, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. In some of our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Item 8A, page 58

Assessment of Internal Controls, page 58

1.   Refer to our prior comment 1. Please amend your filings to include the proposed changes
        discussed in your responses.

Consolidated Financial Statements, page 73

Note 3: Summary of Significant Accounting Policies, page 88

2.   We note the changes you propose to make in response to prior comment 3 but note that
        the disclosure continues to be too vague. Please further revise the disclosure in the
        amendments to your Form 10-K for the year ended June 30, 2009 and the Form 10-Q for
        the period ended September 30, 2009, to provide a detailed discussion of how you
        account for and present material equity instruments, including warrants, in your financial
        statements.

Note 8. Stockholders' Equity, page 93

Other Equity, page 97

3.   We note your response to our prior comment 4 but do not see where you have proposed
        any changes in your amended 10-K disclosures in response to our comment. Please
        revise this note in the amended 10-K to clearly disclose the systematic and rational
        sequencing method you have consistently applied when determining the equity (or
        liability) classification of instruments. Based on our prior discussions this appears to be a
        method reclassifying contracts with the latest maturity date first.

4.   We note your response to our prior comment 5. As previously indicated, we note that
        your debt agreements do not include a cap on the number of shares that can be issued
        upon conversion in its convertible debt arrangements. As outlined in paragraphs 19–24
        of EITF 00–19, a company WOULD be precluded from concluding that it has sufficient
        shares authorized and unissued to settle its non-employee options and warrants and other
        convertible instruments as a result of the absence of a cap in one or more of its contracts.
        Please amend the filings to include financial statements that comply with the guidance in
        EITF 00-19 and SFAS 133 and record all the 13 million non-employee warrants as
        liabilities for all periods after the first convertible debt issuance in December 2007. In
        this regard, please also comply fully with your filing requirements under Item 4.02 of
        Form 8-K.

<u>Exhibits, page 70</u>

5.   We reissue prior comment 6. We note for example and not as a complete list of apparent inaccuracies:

- Exhibit 10.11 does not appear to be filed on the date indicated in your exhibit index. We also note that you indicate in your response that exhibit 10.11 was filed on a date that differs from the date indicated in your exhibit index; however, no document appears to have been filed on the date indicated in your response.

- Contrary to your response to the third bullet point of prior comment 6, complete exhibits do not appear to have been filed. For example, we note that the documents that you incorporate as exhibits 10.13, 10.17, 10.18 and 10.29 have omitted information.

- Contrary to your response to the fourth bullet point of prior comment 6, no document that you filed on Edgar shows a March 1, 2004 filing date.

- It is unclear how the document that you incorporate as exhibit 23.7 is relevant to your form 10-K.

- You state in your response that you have made no deletions from the exhibit index other than exhibit 4.3 and 4.4; however, we note deletions like exhibit 10.50 and 10.51. For each exhibit that you propose to delete from the exhibit index currently filed on Edgar with your Form 10-K, please tell us the basis for the deletion.

      Please carefully review your entire exhibit index for accuracy.

<u>September 30, 2009 Form 10-Q</u>

<u>Item 4. Controls and Procedures, page 26</u>

<u>Management's Report on Internal Control over Financial Reporting, page 26</u>

6.   We do not see your response to our prior comment 7 and, as such, we reissue the comment. We note that you have included management's report on internal control over financial reporting in your Form 10-Q which concludes that "the company did maintain an effective level of internal control over financial reporting as of September 30, 2009 <u>appropriate for the financial reporting requirements of the company</u>". First, please note that the phrase "…appropriate for the financial reporting requirements of the company" appears to qualify the conclusion. Second, please note that unlike Item 307 of Regulation S-K which requires management to perform a quarterly evaluation of disclosure controls and procedures and disclose its conclusion on the effectiveness of disclosure controls and

procedures at the end of each quarter, Item 308 of Regulation S-K only requires that management performs an assessment and conclude on the effectiveness of internal control over financial reporting as of the end of each fiscal year.

- Please confirm that management did in fact perform an assessment of your internal control over financial reporting as of September 30, 2009. If they did perform the assessment, amend the filing to include management's <u>unqualified</u> conclusion as to whether your internal control over financial reporting were effective or were not effective at that date (i.e., remove the phrase "…appropriate for the financial reporting requirements of the company") and provide all components of the report outlined in Item 308(T)(a) of Regulation S-K, including a statement identifying the framework used by management to evaluate the effectiveness of the company's internal control over financial reporting.

- If your management did not perform an assessment of internal control over financial reporting at September 30, 2009, please amend the filing to delete this report.

As appropriate, please respond to these comments and file the amendments within 10 business days or tell us when you will do so. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have any questions regarding the accounting comments and Gabriel Eckstein at (202) 551-3286 if you have questions regarding any other comments. In addition, do not hesitate to contact me at (202) 551-3671.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant